RiceBran Technologies
25420 Kuykendahl Rd., Suite B300
Tomball, Texas 77375
(281) 675-2421

April 17, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-269226) of RiceBran Technologies

Ladies and Gentlemen:

On behalf of RiceBran Technologies and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on April 19, 2023, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Lawrence Elbaum of Vinson & Elkins L.L.P. at (212) 237-0084.

Very truly yours,

RICEBRAN TECHNOLOGIES

By:	/s/ Peter G. Bradley
Name:	Peter G. Bradley
Title:	Director and Executive Chairman